Bangkok Bank
ธนาคารกรุงเทพ

SEC MAIL RECEIVED PROCESSING
MAY 24 2007
WASH. D.C. 209 SECTION

May 21, 2007

Securities and Exchange Com
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023984

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET) on May 11, 2007.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

cc. Dr. Piyapan Tayanithi, Executive Vice President

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2007, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2007 and 2006. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements (before restated) for the year ended December 31, 2006, and expressed an unqualified opinion in our report dated February 22, 2007. The consolidated and the Bank's balance sheets as at December 31, 2006, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date, except as referred to in paragraph 5.

As discussed in Note 3 to the financial statements, for the quarter ended March 31, 2007 the Bank changed its accounting policy for investments in subsidiaries and associated companies from the equity method to cost method for the Bank's financial statements to be complied with the Notification of Federation of Accounting Professions, and retroactively restated the Bank's statements of income, changes in shareholders' equity and cash flows for the quarter ended March 31, 2006 and the Bank's balance sheet as at December 31, 2006 for the change in such accounting policy. We have audited the adjustments that were applied to restate the Bank's financial statements for the year ended December 31, 2006. In our opinion, such adjustments are appropriate and have been reasonably applied to the Bank's financial statements.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
May 10, 2007

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2007	As at December 31, 2006	As at March 31, 2007	As at December 31, 2006 (Restated)
ASSETS				
CASH	28,648,648	33,114,862	28,565,607	33,071,895
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	9,022,149	6,588,873	8,333,976	5,800,631
Non-interest bearing	6,215,942	9,034,939	6,152,271	9,017,082
Foreign items				
Interest bearing	155,355,840	134,559,899	153,813,930	133,463,139
Non-interest bearing	5,308,080	5,378,491	5,034,149	5,131,794
Total interbank and money market items, net	175,902,011	155,562,202	173,334,326	153,412,646
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	12,000,000	32,000,000	12,000,000	32,000,000
INVESTMENTS (Note 5.2)				
Current investments, net	123,773,551	117,691,284	122,325,561	116,108,296
Long-term investments, net	180,553,864	173,140,398	180,278,893	172,861,814
Investments in subsidiaries and associated companies, net	230,806	220,978	5,943,954	5,909,765
Total investments, net	304,558,221	291,052,660	308,548,408	294,879,875
LOANS AND ACCRUED INTEREST RECEIVABLE (Note 5.3)				
Loans	962,933,173	962,070,341	959,249,101	958,386,141
Accrued interest receivable	2,920,791	3,240,468	2,930,956	3,246,006
Total loans and accrued interest receivable	965,853,964	965,310,809	962,180,057	961,632,147
Less Allowance for doubtful accounts (Note 4.2)	(66,454,345)	(67,034,487)	(66,215,075)	(66,806,255)
Less Revaluation allowance for debt restructuring	(4,570,950)	(4,666,816)	(4,570,950)	(4,666,816)
Total loans and accrued interest receivable, net	894,828,669	893,609,506	891,394,032	890,159,076
PROPERTIES FORECLOSED, NET	42,824,775	43,405,669	35,707,567	36,277,752
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	535,647	552,116	535,647	552,116
PREMISES AND EQUIPMENT, NET	30,937,075	31,293,256	30,766,242	31,120,745
ACCRUED INTEREST RECEIVABLE FROM INVESTMENT	2,739,294	2,167,338	2,717,767	2,145,054
DERIVATIVE REVALUATION	4,800,520	4,424,818	4,795,827	4,417,518
OTHER ASSETS, NET	5,975,955	6,416,097	5,897,449	6,314,371
TOTAL ASSETS	1,503,750,815	1,493,598,524	1,494,262,872	1,484,351,048

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2007	As at December 31, 2006	As at March 31, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,139,415,050	1,124,782,312	1,139,826,720	1,125,264,922
Deposits in foreign currencies	104,947,603	103,669,107	97,105,404	96,468,048
Total deposits	1,244,362,653	1,228,451,419	1,236,932,124	1,221,732,970
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	11,883,132	12,876,065	11,920,386	12,913,318
Non-interest bearing	2,313,836	3,260,504	2,338,399	2,913,711
Foreign items				
Interest bearing	30,339,681	30,890,079	30,469,692	30,716,650
Non-interest bearing	3,220,869	2,484,590	3,240,449	2,527,591
Total interbank and money market items, net	47,757,518	49,511,238	47,968,926	49,071,270
LIABILITIES PAYABLE ON DEMAND	6,117,014	6,208,990	6,086,611	6,179,984
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	3,000,000	-	3,000,000	-
BORROWINGS (Note 5.4)				
Short-term borrowings	7,946,265	17,359,029	7,864,098	17,359,029
Long-term borrowings	9,163,582	9,593,237	9,163,582	9,593,237
Total borrowings	17,109,847	26,952,266	17,027,680	26,952,266
BANK'S LIABILITIES UNDER ACCEPTANCES	535,647	552,116	535,647	552,116
INTEREST PAYABLE	6,569,091	12,382,768	6,513,179	12,333,868
OTHER LIABILITIES	22,654,450	20,624,951	22,619,658	20,792,885
TOTAL LIABILITIES	1,348,106,220	1,344,683,748	1,340,683,825	1,337,615,359

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2007	As at December 31, 2006	As at March 31, 2007	As at December 31, 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.5)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	39,983,450	39,983,450
1,655,000 preferred shares of Baht 10 each	16,550	16,550	16,550	16,550
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL	10,192,264	10,192,264	10,192,264	10,192,264
UNREALIZED INCREMENT PER PREMISES APPRAISAL	7,078,373	7,300,915	7,078,373	7,300,915
FOREIGN EXCHANGE ADJUSTMENT	(1,547,262)	(985,609)	(1,096,437)	(599,160)
UNREALIZED GAINS ON INVESTMENT	11,612,425	8,897,588	11,610,598	8,896,238
UNREALIZED LOSSES ON INVESTMENT	(1,846,406)	(1,811,094)	(1,846,070)	(1,810,526)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-
RETAINED EARNINGS (Note 5.6)				
Appropriated				
Legal reserves	11,000,000	11,000,000	11,000,000	11,000,000
Other reserves	26,500,000	26,500,000	26,500,000	26,500,000
Unappropriated	16,548,415	11,693,727	14,705,658	9,821,297
TOTAL	155,017,870	148,267,852	153,579,047	146,735,689
MINORITY INTEREST	626,725	646,924	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	155,644,595	148,914,776	153,579,047	146,735,689
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,503,750,815	1,493,598,524	1,494,262,872	1,484,351,048

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS (CONTINUED)
AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2007	As at December 31, 2006	As at March 31, 2007	As at December 31, 2006 (Restated)
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.7)				
AVALS TO BILLS AND GUARANTEES OF LOANS	8,567,773	9,107,913	8,350,622	9,069,187
LIABILITY UNDER UNMATURED IMPORT BILLS	11,296,907	10,125,031	11,140,799	10,011,405
LETTERS OF CREDIT	30,405,190	30,533,829	30,151,690	30,172,896
OTHER CONTINGENCIES	766,641,362	737,937,229	763,770,241	735,493,250

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	14,605,198	12,400,522	14,551,909	12,392,221
Interest on interbank and money market items	2,405,109	1,248,746	2,388,642	1,225,379
Investments	3,372,368	3,080,186	3,404,152	3,061,249
Total interest and dividend income	20,382,675	16,729,454	20,344,703	16,678,849
INTEREST EXPENSES				
Interest on deposits	8,033,271	4,320,242	7,973,930	4,279,066
Interest on interbank and money market items	354,521	416,931	360,558	409,339
Interest on short-term borrowings	404,736	32,860	408,482	37,800
Interest on long-term borrowings	368,980	744,050	368,980	744,050
Total interest expenses	9,161,508	5,514,083	9,111,950	5,470,255
NET INTEREST AND DIVIDEND INCOME	11,221,167	11,215,371	11,232,753	11,208,594
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.2)	1,409,390	849,809	1,395,546	840,333
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(80,891)	504,843	(80,891)	504,843
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,892,668	9,860,719	9,918,098	9,863,418
NON-INTEREST INCOME				
Gain (loss) on investments, net	(10,005)	1,767,550	(21,801)	933,238
Equity in undistributed net income of subsidiaries and associated companies	14,927	12,344	-	-
Fees and service income				
Acceptances, aval and guarantees	22,485	40,913	22,485	40,913
Others	3,895,857	3,857,426	3,699,007	3,598,000
Gain on exchange, net	1,118,186	773,603	1,106,982	762,777
Gain on disposal of assets	202,750	388,073	199,211	392,516
Other income	99,529	154,961	92,217	152,771
Total non-interest income	5,343,729	6,994,870	5,098,101	5,880,215
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	15,236,397	16,855,589	15,016,199	15,743,633

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
NON-INTEREST EXPENSES				
Personnel expenses	2,857,355	2,635,208	2,746,526	2,491,328
Premises and equipment expenses	1,430,037	1,437,258	1,394,701	1,399,791
Taxes and duties	843,382	782,126	815,655	760,901
Fees and service expenses	927,891	783,924	916,025	773,006
Directors' remuneration	12,156	11,905	10,950	10,950
Contributions to the Financial Institutions Development Fund	1,154,566	1,088,332	1,154,566	1,088,332
Loss on impairment of properties foreclosed	198,708	1,154,685	198,708	1,016,303
Other expenses	952,466	815,371	923,452	782,792
Total non-interest expenses	8,376,561	8,708,809	8,160,583	8,323,403
INCOME BEFORE INCOME TAX	6,859,836	8,146,780	6,855,616	7,420,230
INCOME TAX EXPENSES	2,207,201	2,930,020	2,193,797	2,780,319
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	4,652,635	5,216,760	4,661,819	4,639,911
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	20,489	33,114	-	-
NET INCOME	4,632,146	5,183,646	4,661,819	4,639,911
BASIC EARNINGS PER SHARE BAHT	2.43	2.72	2.44	2.43
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARE THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2006	19,088,429	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	10,000,000	15,000,000	9,668,278	576,243	139,808,205
Unrealized increment per premises appraisal	-	-	-	(285,415)	-	-	-	-	-	-	-	-	(285,415)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,171,535)	418,778	-	-	-	-	-	(1,752,757)
Foreign exchange adjustment	-	-	-	-	(943,932)	-	-	-	-	-	-	-	(943,932)
Net gain (loss) not recognised in the statement of income	-	-	-	(285,415)	(943,932)	(2,171,535)	418,778	-	-	-	-	-	(2,982,104)
Net income	-	-	-	-	-	-	-	-	-	-	5,183,646	-	5,183,646
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	224,011	-	224,011
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,404	-	61,404
Minority interest	-	-	-	-	-	-	-	-	-	-	-	29,115	29,115
Ending balance as at March 31, 2006	19,088,429	56,346,232	10,192,264	7,981,090	263,874	9,081,570	(1,417,279)	45,400	10,000,000	15,000,000	15,137,339	605,358	142,324,277
Beginning balance as at January 1, 2007	19,088,429	56,346,232	10,192,264	7,300,915	(985,609)	8,897,588	(1,811,094)	45,400	11,000,000	26,500,000	11,693,727	646,924	148,914,776
Unrealized increment per premises appraisal	-	-	-	(222,542)	-	-	-	-	-	-	-	-	(222,542)
Unrealized gains (losses) on investment	-	-	-	-	-	2,714,837	(35,312)	-	-	-	-	-	2,679,525
Foreign exchange adjustment	-	-	-	-	(561,653)	-	-	-	-	-	-	-	(561,653)
Net gain (loss) not recognised in the statement of income	-	-	-	(222,542)	(561,653)	2,714,837	(35,312)	-	-	-	-	-	1,895,330
Net income	-	-	-	-	-	-	-	-	-	-	4,632,146	-	4,632,146
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	222,542	-	222,542
Minority interest	-	-	-	-	-	-	-	-	-	-	-	(20,199)	(20,199)
Ending balance as at March 31, 2007	19,088,429	56,346,232	10,192,264	7,078,373	(1,547,262)	11,612,425	(1,846,406)	45,400	11,000,000	26,500,000	16,548,415	626,725	155,644,595

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	THE BANK'S FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total
Beginning balance as at January 1, 2006 before adjustment	19,088,429	56,346,232	10,192,264	8,266,505	1,207,806	11,253,105	(1,836,057)	45,400	10,000,000	15,000,000	9,668,278	139,231,962
Adjustment for the previous year (Note 3)	-	-	-	-	75,248	(3,870)	1,513	(45,400)	-	-	(877,838)	(850,347)
Beginning balance after adjustment	19,088,429	56,346,232	10,192,264	8,266,505	1,283,054	11,249,235	(1,834,544)	-	10,000,000	15,000,000	8,790,440	138,381,615
Unrealized increment per premises appraisal	-	-	-	(285,415)	-	-	-	-	-	-	-	(285,415)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,169,004)	421,495	-	-	-	-	(1,747,509)
Foreign exchange adjustment	-	-	-	-	(795,655)	-	-	-	-	-	-	(795,655)
Net gain (loss) not recognised in the statement of income	-	-	-	(285,415)	(795,655)	(2,169,004)	421,495	-	-	-	-	(2,828,579)
Net income	-	-	-	-	-	-	-	-	-	-	4,639,911	4,639,911
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	224,011	224,011
Realized increment of assets appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	61,404	61,404
Ending balance as at March 31, 2006 (Restated)	19,088,429	56,346,232	10,192,264	7,981,090	487,399	9,080,231	(1,413,049)	-	10,000,000	15,000,000	13,715,766	140,478,362
Beginning balance as at January 1, 2007 before adjustment	19,088,429	56,346,232	10,192,264	7,300,915	(985,608)	8,897,587	(1,811,094)	45,400	11,000,000	26,500,000	11,693,727	148,267,852
Adjustment for the previous year (Note 3)	-	-	-	-	386,448	(1,349)	568	(45,400)	-	-	(1,872,430)	(1,532,163)
Beginning balance after adjustment	19,088,429	56,346,232	10,192,264	7,300,915	(599,160)	8,896,238	(1,810,526)	-	11,000,000	26,500,000	9,821,297	146,735,689
Unrealized increment per premises appraisal	-	-	-	(222,542)	-	-	-	-	-	-	-	(222,542)
Unrealized gains (losses) on investment	-	-	-	-	-	2,714,360	(35,544)	-	-	-	-	2,678,816
Foreign exchange adjustment	-	-	-	-	(497,277)	-	-	-	-	-	-	(497,277)
Net gain (loss) not recognised in the statement of income	-	-	-	(222,542)	(497,277)	2,714,360	(35,544)	-	-	-	-	1,958,997
Net income	-	-	-	-	-	-	-	-	-	-	4,661,819	4,661,819
Depreciation of building appraisal (Note 5.1.2)	-	-	-	-	-	-	-	-	-	-	222,542	222,542
Ending balance as at March 31, 2007	19,088,429	56,346,232	10,192,264	7,078,373	(1,096,437)	11,610,598	(1,846,070)	-	11,000,000	26,500,000	14,705,658	153,579,047

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,632,146	5,183,646	4,661,819	4,639,911
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	935,399	936,181	923,782	925,922
Bad debt and doubtful accounts	1,409,390	849,809	1,395,546	840,333
Loss on debt restructuring (reversal)	(80,891)	504,843	(80,891)	504,843
Loss on foreign exchange	230,812	131,122	230,625	131,302
Amortization of discount on investment in debt securities	(914,503)	(710,786)	(919,487)	(721,398)
Unrealized loss (gain) on revaluation of trading securities	(32,699)	20,317	(20,656)	20,317
Unrealized loss (gain) on transfer of investment	(12,007)	(2,799)	(12,007)	3,379
Gain on disposal of securities for investment	(12,506)	(2,098,408)	(12,467)	(1,274,361)
Loss on impairment of investments	95,811	322,167	95,811	322,167
Equity in undistributed net income of subsidiaries and associated companies	(14,927)	(12,344)	-	-
Dividend income from subsidiaries and associated companies	5,099	4,200	-	-
Loss on impairment of properties foreclosed	198,708	1,154,685	198,708	1,016,303
Gain on disposal of premises and equipment	(733)	(17,469)	(202)	(17,091)
Loss on impairment of other assets (reversal)	7,501	(2,763)	7,501	(2,763)
Provisions for contingencies expenses	145,820	74,438	145,820	74,438
Increase in accrued interest receivable and dividend	(895,794)	(400,160)	(983,133)	(370,950)
Decrease (increase) in other accrued receivable	(56,856)	4,555	1	(2,293)
Increase (decrease) in accrued interest payable	(5,813,677)	993,879	(5,820,689)	996,480
Increase in other accrued expenses	2,398,191	3,889,057	2,477,252	3,772,347
Minority interest in net income of subsidiaries	20,489	33,114	-	-
Income from operations before changes in operating assets and liabilities	2,244,773	10,857,284	2,287,333	10,858,886

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(20,018,684)	(20,392,344)	(19,599,725)	(20,089,862)
Securities purchased under resale agreements	20,000,000	(6,400,000)	20,000,000	(6,400,000)
Current investments - trading securities	(24,555,571)	(11,760,097)	(24,547,632)	(11,770,445)
Loans	(3,059,880)	(26,754,059)	(3,060,067)	(24,547,365)
Properties foreclosed	822,538	2,229,117	811,829	2,210,296
Other assets	345,928	(2,433,264)	344,650	(2,399,380)
Increase (decrease) in operating liabilities				
Deposits	15,911,234	(3,564,026)	15,199,154	(3,396,342)
Interbank and money market items	(1,753,720)	2,081,280	(1,102,344)	1,653,442
Liabilities payable on demand	(91,976)	1,538,190	(93,373)	1,557,400
Securities sold under repurchased agreements	3,000,000	31,460,000	3,000,000	31,460,000
Short - term borrowings	82,167	-	-	-
Other liabilities	(1,979,307)	(1,033,823)	(2,223,239)	(1,420,649)
Net cash used in operating activities	(9,052,498)	(24,171,742)	(8,983,414)	(22,284,019)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(46,215,846)	(19,898,203)	(46,215,545)	(19,630,364)
Proceeds from disposal of available for sale securities	68,959,595	24,388,217	68,714,448	21,998,327
Purchase of held to maturity debt securities	(13,993,429)	(1,121,572)	(12,141,677)	(959,095)
Proceeds from redemption of held to maturity debt securities	6,855,523	19,051,070	5,119,216	18,775,140
Purchase of general investments	(1,126,215)	(378,251)	(1,126,215)	(378,251)
Proceeds from disposal of general investments	21,628	15,096	21,628	15,097
Purchase of investments in subsidiaries	(130,000)	-	(130,000)	-
Purchase of premises, equipment and leasehold	(458,189)	(251,394)	(442,914)	(248,144)
Proceeds from disposal of premises and equipment	3,313	79,744	714	78,913
Net cash provided by investing activities	13,916,380	21,884,707	13,799,655	19,651,623

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(9,346,842)	-	(9,346,842)	-
Increase in borrowings	55,806	45,492	55,806	380,000
Dividend paid for minority interest	(6,500)	(4,000)	-	-
Net cash provided by (used in) financing activities	(9,297,536)	41,492	(9,291,036)	380,000
Effect on cash due to changes in the exchange rates	(32,560)	(74,672)	(31,493)	(72,363)
Net decrease in cash	(4,466,214)	(2,320,215)	(4,506,288)	(2,324,759)
Cash as at January 1,	33,114,862	34,221,506	33,071,895	34,152,170
Cash as at March 31,	28,648,648	31,901,291	28,565,607	31,827,411

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2007 and December 31, 2006, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank submitted a request to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was subsequently approved by the Ministry of Finance in February 2007.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2007 and December 31, 2006, the Bank has a total staff of 19,050 and 19,239, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

The results of operations for the quarters ended March 31, 2007 and 2006 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements for the quarters ended March 31, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.

In addition, the interim consolidated financial statements for the quarters ended March 31, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters ended March 31, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their December 31, 2005 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

The interim consolidated financial statements for the quarters ended March 31, 2007 and 2006 and the consolidated balance sheet as at December 31, 2006 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the December 31, 2005 and 2004 audited financial statements.

2.3 The Bank's interim financial statements for the quarters ended March 31, 2007 and 2006, and the Bank's balance sheet as at December 31, 2006, included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method.

2.4 The statement of cash flows for the quarter ended March 31, 2006 presented for comparison, had been reclassified to conform to the classifications used in the statement of cash flows for the quarter ended March 31, 2007 as follows :

- The provisions for loss sharing from Thai Asset Management Corporation (TAMC) and other provisions which was previously presented as part of other liabilities, is now presented as part of provision for contingencies expenses in the consolidated and the Bank's financial statements amounting to Baht 96.5 million and Baht 96.5 million, respectively.

- The amortization of discount on investment in debt securities which was previously presented as part of depreciation and amortization expenses, is now presented separately in the consolidated and the Bank's financial statements amounting to Baht 710.8 million and Baht 721.4 million, respectively.

- In accordance with the requirements regarding the consolidated financial statements as per the notification of the BOT dated July 12, 2006 on the Dispatch of Guideline on Consolidated Supervision, the securities trading account of the subsidiary (subsidiaries) with securities companies, securities business debtors, and related accounts, which were previously presented as part of other assets and other liabilities in the consolidated financial statements are now presented as part of interbank and money market items and loans. The effects of the change in reclassification in the consolidated financial statements are as follows :

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE QUARTER ENDED MARCH 31, 2006 :	Previous classification	Million Baht Current classification
Decrease (increase) in operating assets		
Interbank and money market items	(20,401.0)	(20,392.3)
Loans	(26,628.8)	(26,754.1)
Other assets	(2,460.2)	(2,433.3)
Increase (decrease) in operating liabilities		
Interbank and money market items	1,871.3	2,081.3
Other liabilities	(913.5)	(1,033.8)

3. CHANGES IN ACCOUNTING POLICY FOR INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

In January 2007, the Bank changed its accounting policy for investment in subsidiaries and associated companies in the Bank's financial statements from the equity method to the cost method in accordance with the Federation of Accounting Professions notification No. 26/2549 dated October 30, 2006 on Thai Accounting Standard No. 44 relating to Consolidated Financial Statements and Accounting for Investment in Subsidiaries. The Bank restated the Bank's comparative financial statements for the prior periods as if the Bank had always accounted for the investment in subsidiaries and associated companies using the cost method. Therefore, the Bank's comparative interim financial statements for the quarter ended March 31, 2006, and the Bank's balance sheet as at December 31, 2006, have been restated in accordance with the new accounting policy. The effect of this change on the Bank's statements of income and changes in shareholders' equity for the quarter ended March 31, 2006 and the balance sheet as at December 31, 2006 is as follow :

	Million Baht Increase (Decrease)
BALANCE SHEET AS AT DECEMBER 31, 2006 :	
Assets	
Investments in subsidiaries and associated companies, net	(1,532.2)
Shareholders' equity	
Foreign exchange adjustment	386.4
Unrealized gains on investment	(1.4)
Unrealized losses on investment	0.6
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings	(1,872.4)
STATEMENT OF INCOME FOR THE QUARTER ENDED MARCH 31, 2006 :	
Interest and dividend income	
Investments	8.2
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(551.9)
Net income	(543.7)
Earning per share (Baht)	(0.29)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTER ENDED MARCH 31, 2006 :

Beginning balance as at January 1, 2006	
Foreign exchange adjustment	75.2
Unrealized gains on investment	(3.9)
Unrealized losses on investment	1.5
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings	(S77.8)

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements except for investment in subsidiaries and associated companies in the Bank's financial statements which is presented by the cost method, net of valuation allowances for impairment (See Note 3).

4.2 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at March 31, 2007 and December 31, 2006, the Bank has complied with the guidelines of the BOT in setting up the allowance for doubtful accounts according to the guidelines on worthless or irrecoverable assets or assets with doubtful recoverability value dated December 7, 2006 and the guidelines on collateral appraisal of financial institutions dated December 21, 2006, which stipulated increased requirements for banks to set up the allowance for loss from non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. However, such provision shall not be less than the allowance for doubtful accounts according to loan classification as aforementioned. The BOT has allowed banks to gradually set up the allowance for doubtful accounts under the new guidelines, with the allowance for loans in the judgment stage or in the enforcement stage or loans that are undergoing litigation to be set up by the second half of 2006, the allowance for loans classified as doubtful of loss and doubtful to be set up by the first half of 2007, and the allowance for substandard loans to be set up by the second half of 2007. As at December 31, 2006, the Bank has chosen to comply with the new guidelines that will be effective for the second half of 2007 in full on an accelerated schedule. The Bank still maintains the allowance for doubtful accounts in excess of the BOT's minimum requirement (See Note 5.3.1), taking into consideration the potential additional loss arising in the event of the debtors not being able to meet their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4.3 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Interest	14,975.2	4,520.2	14,932.6	4,473.8
Income tax	122.5	146.4	90.5	122.7

5.1.2 Significant non-cash items for the quarters ended March 31, 2007 and 2006 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	2007	2006	2007	2006
Unrealized gains on investment in				
shareholders' equity increase (decrease)	2,714.8	(2,171.5)	2,714.4	(2,169.0)
Unrealized losses on investment in				
shareholders' equity decrease (increase)	(35.3)	418.8	(35.5)	421.5
Investment increased from loan payment/ loan sold				
Equity securities	-	164.7	-	164.7
Properties foreclosed increased from loan				
payment	440.4	1,943.3	440.4	1,943.3
Unrealized increment per premises				
appraisal transferred to retained earnings	222.5	285.4	222.5	285.4

5.2 Investments

5.2.1 As at March 31, 2007 and December 31, 2006, the Bank classified investments as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Trading securities	11,908.8	736.0	11,736.9	584.2
Available-for-sale securities	194,928.4	200,954.4	194,515.7	200,282.1
Held-to-maturity debt securities	84,218.4	76,904.1	83,097.4	75,884.1
General investments	13,271.8	12,237.2	13,254.4	12,219.7
Investments in subsidiaries and				
associated companies (Note 5.2.2)	230.8	221.0	5,944.0	5,909.7
Total investments, net	304,558.2	291,052.7	308,548.4	294,879.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,898.1	16.4	(5.7)	11,908.8
Add (less) Revaluation allowance	10.7			-
Total	11,908.8			11,908.8
Available-for-sale securities	85,497.3	255.6	(62.1)	85,690.8
Add (less) Revaluation allowance	193.5			-
Less Allowance for impairment	-			-
Total	85,690.8			85,690.8
Held-to-maturity debt securities	26,173.9	71.6	(9.9)	26,235.6
Less Allowance for impairment	-			-
Total	26,173.9			26,235.6
Total current investments, net	123,773.5			123,835.2
Long-term investments				
Available-for-sale securities	102,716.7	11,356.8	(4,835.9)	109,237.6
Add (less) Revaluation allowance	9,577.8			-
Less Allowance for impairment	(3,056.9)			-
Total	109,237.6			109,237.6
Held-to-maturity debt securities	58,044.5	663.2	(162.8)	58,544.9
Less Allowance for impairment	-			-
Total	58,044.5			58,544.9
General investments				
Regular equity securities	10,774.4			18,398.0
Equity securities received through debt restructuring	5,424.2			6,913.1
Total	16,198.6			25,311.1
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,921.5)			-
Total	13,271.8			25,311.1
Total long-term investments, net	180,553.9			193,093.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	757 8	0.0	(21.8)	736.0
Add (less) Revaluation allowance	(21 8)			-
Total	736 0			736.0
Available-for-sale securities	94,705 7	65.7	(192.2)	94,579.2
Add (less) Revaluation allowance	(126 5)			-
Less Allowance for impairment	-			-
Total	94,579 2			94,579.2
Held-to-maturity debt securities	22,376.1	21.4	(39.9)	22,357.6
Less Allowance for impairment	-			-
Total	22,376.1			22,357.6
Total current investments, net	117,691.3			117,672.8
Long-term investments				
Available-for-sale securities	102,226.3	8,819.4	(4,670.5)	106,375.2
Add (less) Revaluation allowance	7,205.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,375.2			106,375.2
Held-to-maturity debt securities	54,528.0	221.0	(488 3)	54,260.7
Less Allowance for impairment	-			-
Total	54,528.0			54,260.7
General investments				
Regular equity securities	9,719.8			17,284.2
Equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,151.8			23,780.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,237.2			23,780.0
Total long-term investments, net	173,140.4			184,415.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	11,726.2	15.9	(5.2)	11,736.9
Add (less) Revaluation allowance	10.7			-
Total	11,736.9			11,736.9
Available-for-sale securities	85,190.6	255.4	(61.9)	85,384.1
Add (less) Revaluation allowance	193.5			-
Less Allowance for impairment	-			-
Total	85,384.1			85,384.1
Held-to-maturity debt securities	25,204.5	70.5	(9.9)	25,265.1
Less Allowance for impairment	-			-
Total	25,204.5			25,265.1
Total current investments, net	122,325.5			122,386.1
Long-term investments				
Available-for-sale securities	102,612.2	11,355.2	(4,835.8)	109,131.6
Add (less) Revaluation allowance	9,576.3			-
Less Allowance for impairment	(3,056.9)			-
Total	109,131.6			109,131.6
Held-to-maturity debt securities	57,892.9	653.9	(162.7)	58,384.1
Less Allowance for impairment	-			-
Total	57,892.9			58,384.1
General investments				
Regular equity securities	10,757.0			18,335.2
Equity securities received through debt restructuring	5,424.2			6,913.1
Total	16,181.2			25,248.3
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,921.5)			-
Total	13,254.4			25,248.3
Total long-term investments, net	180,278.9			192,764.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	593.8	0.0	(9.6)	584.2
Add (less) Revaluation allowance	(9.6)			-
Total	584.2			584.2
Available-for-sale securities	94,140.8	65.5	(191.8)	94,014.5
Add (less) Revaluation allowance	(126.3)			-
Less Allowance for impairment	-			-
Total	94,014.5			94,014.5
Held-to-maturity debt securities	21,509.6	20.2	(39.8)	21,490.0
Less Allowance for impairment	-			-
Total	21,509.6			21,490.0
Total current investments, net	116,108.3			116,088.7
Long-term investments				
Available-for-sale securities	102,119.7	8,818.3	(4,670.4)	106,267.6
Add (less) Revaluation allowance	7,204.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,267.6			106,267.6
Held-to-maturity debt securities	54,374.5	211.6	(488.1)	54,098.0
Less Allowance for impairment	-			-
Total	54,374.5			54,098.0
General investments				
Regular equity securities	9,702.3			17,220.2
Equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,134.3			23,716.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,219.7			23,716.0
Total long-term investments, net	172,861.8			184,081.6

Investments classified in accordance with the notification of the BOT as at March 31, 2007 and December 31, 2006 are presented in Note 5.3.4.

As at March 31, 2007 and December 31, 2006, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

For the quarters ended March 31, 2007 and 2006, the Bank has set aside allowances for impairment of investments amounting to Baht 95.8 million and Baht 322.2 million, respectively.

As at March 31, 2007 and December 31, 2006, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 15,670.3 million and Baht 16,432.3 million, respectively (See Note 5.3.3).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

5.2.2 As at March 31, 2007 and December 31, 2006, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007				
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	68.9	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	113.6	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	230.8	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	230.8	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	62.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	110.1	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	221.0	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	221.0	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received
		THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2007				
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	80.85%	183.1	19.5
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	-
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Total					6,109.6	
Less Allowance for impairment					(165.6)	
Investments in subsidiaries and associated companies, net					5,944.0	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	55.85%	53.0	10.0
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	50.7
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-
Total					5,979.5	
Less Allowance for impairment					(69.8)	
Investments in subsidiaries and associated companies, net					5,909.7	

* Being associated companies of the Bank through indirect holdings of other associated companies.

As at March 31, 2007 and December 31, 2006, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,445.2	3,445.2	3,445.2	3,445.2
Real estate and construction	502.2	550.3	502.2	550.3
Utilities and services	16.3	16.4	16.3	16.4
Others	2,274.0	2,456.5	2,274.0	2,456.5
Total	6,237.7	6,468.4	6,237.7	6,468.4

As at March 31, 2007 and December 31, 2006, the Bank had investments in 31 companies and 31 companies, respectively, whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 389.9 million and Baht 389.9 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 389.2 million and Baht 389.2 million, respectively. These companies had net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at March 31, 2007 and December 31, 2006, the Bank had investments in 8 listed companies and 8 listed companies, respectively, that are under SET delisting criteria amounting to Baht 122.6 million and Baht 91.9 million, respectively, with the fair value of Baht 1.6 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 121.1 million and Baht 75.4 million, respectively.

In the fourth quarter of 2004, the Central Bankruptcy Court affirmed the rehabilitation plan of a debtor of the Bank. The plan calls for the repayment of debt to creditors by various methods including the issuance of new share capital by the debtor and the sale of its shares held by the creditors as a result of previous debt restructuring agreement, or repayment by a debt for equity conversion, whichever is applicable. Such transaction would have led to an impairment of the Bank's investment in the debtor company arising from the previous debt restructuring agreement. As a result, the Bank had written off its investment in such company amounting to Baht 3,224.0 million against the allowance for doubtful accounts previously recorded for such debtor.

In the fourth quarter of 2005, the aforementioned debtor had proceeded with the rehabilitation plan. In connection therewith, the Bank had surrendered the shares received from the previous debt restructuring agreement and received partial repayment of the company's debt. Furthermore, the Bank purchased shares in the said company amounting to Baht 1,636.1 million as allocated to the creditors according to the rehabilitation plan. The Bank is prohibited from selling, transferring,

pledging or making any commitments regarding such shares for 24 months from December 13, 2005.

5.3 Loans and accrued interest receivable

As at March 31, 2007 and December 31, 2006, the Bank had impaired loans amounting to Baht 89,322.1 million and Baht 89,120.3 million, respectively.

5.3.1 As at March 31, 2007 and December 31, 2006, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	856,995.5	389,157.4	1	4,541.0
Special mentioned	19,353.0	6,162.3	2	166.3
Substandard	10,846.1	3,644.5	100	3,424.5
Doubtful	15,485.8	5,356.5	100	4,883.0
Doubtful of loss	63,173.5	37,121.5	100	37,067.8
Total	965,853.9	441,442.2		50,082.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				16,371.7
Total				66,454.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	863,776.2	389,367.9	1	4,587.3
Special mentioned	12,210.0	3,574.1	2	104.7
Substandard	11,303.7	5,760.7	100	5,150.4
Doubtful	18,777.7	12,664.1	100	8,627.1
Doubtful of loss	59,243.2	35,090.0	100	33,760.2
Total	965,310.8	446,456.8		52,229.7*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,804.8
Total				67,034.5

* Allowance for doubtful accounts according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.2).

Million Baht

	THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	853,934.0	387,031.1	1	4,531.6
Special mentioned	18,904.8	5,925.9	2	161.6
Substandard	10,775.1	3,629.5	100	3,410.9
Doubtful	15,449.2	5,319.8	100	4,846.3
Doubtful of loss	63,117.0	37,077.5	100	37,023.8
Total	962,180.1	438,983.8		49,974.2*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				16,240.9
Total				66,215.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	860,293.9	387,024.4	1	4,579.2
Special mentioned	12,192.6	3,556.6	2	104.3
Substandard	11,184.9	5,642.0	100	5,040.2
Doubtful	18,771.1	12,658.2	100	8,621.2
Doubtful of loss	59,189.7	35,042.5	100	33,712.7
Total	961,632.2	443,923.7		52,057.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,748.6
Total				66,806.2

As at March 31, 2007 and December 31, 2006, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Unearned discounts	640.8	462.1	607.4	419.6

* Allowance for doubtful accounts according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.2).

5.3.2 As at March 31, 2007 and December 31, 2006, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,704.7	2,782.7	2,592.7	2,592.7
Total	8	5,730.7	2,782.9	2,618.5	2,618.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	3,755.1	1,481.5	1,481.5
Total	8	5,657.1	3,755.3	1,507.3	1,507.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2007				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,704.7	2,782.7	2,592.7	2,592.7
Total	8	5,730.7	2,782.9	2,618.5	2,618.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	3,755.1	1,481.5	1,481.5
Total	8	5,657.1	3,755.3	1,507.3	1,507.3

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at March 31, 2007 and December 31, 2006, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,784.8 million and Baht 1,681.2 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million, which differed from the previous initial notification in November 2006 which was a profit of Baht 387.1 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and

there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2007 in the amount of Baht 25,515.7 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2006 in the amount of Baht 25,515.7 million, and for the year ended December 31, 2006, TAMC had revised the balance of assets transferred by the Bank upwards in the net amount of Baht 34.4 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2006 in the amount of Baht 25,524.5 million, and for the quarter ended March 31, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 25.6 million.

As at March 31, 2007 and December 31, 2006, the Bank has received non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 15,670.3 million and Baht 16,432.3 million, respectively (See Note 5.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the quarter ended March 31, 2007 and for the year ended December 31, 2006, the non-negotiable promissory notes have been redeemed by TAMC prior to maturity amounting to Baht 762.0 million and Baht 1,286.0 million, respectively (See Note 5.2.1).

5.3.4 As at March 31, 2007 and December 31, 2006, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	856,995.5	-	-	-	856,995.5
Special mentioned	19,353.0	-	-		19,353.0
Substandard	10,846.1	-	-	-	10,846.1
Doubtful	15,485.8	-	-	-	15,485.8
Doubtful of loss	63,173.5	5,257.0	2,932.5	904.3	72,267.3
Loss	-	-	-	-	-
Total	965,853.9	5,257.0	2,932.5	904.3	974,947.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	863,776.2	-	-	-	863,776.2
Special mentioned	12,210.0	-	-	0.6	12,210.6
Substandard	11,303.7	-	-	-	11,303.7
Doubtful	18,777.7	-	-	0.0	18,777.7
Doubtful of loss	59,243.2	6,543.4	2,860.3	890.6	69,537.5
Loss	-	-	-	-	-
Total	965,310.8	6,543.4	2,860.3	891.2	975,605.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2007

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	853,934.0	-	-	-	853,934.0
Special mentioned	18,904.8	-	-	-	18,904.8
Substandard	10,775.1	-	-	-	10,775.1
Doubtful	15,449.2	-	-		15,449.2
Doubtful of loss	63,117.0	5,242.9	2,430.1	904.3	71,694.3
Loss	-	-	-	-	-
Total	962,180.1	5,242.9	2,430.1	904.3	970,757.4

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2006				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	860,293.9	-	-	-	860,293.9
Special mentioned	12,192.6	-	-	0.6	12,193.2
Substandard	11,184.9	-	-	-	11,184.9
Doubtful	18,771.1	-	-	0.0	18,771.1
Doubtful of loss	59,189.7	6,528.6	2,356.3	890.6	68,965.2
Loss	-	-	-	-	-
Total	961,632.2	6,528.6	2,356.3	891.2	971,408.3

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2007 and 2006, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2007			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	45	216.5	Land, building	216.5
Debt restructuring in various forms	4,229	8,005.7		
Total	4,274	8,222.2		

The weighted average tenure of the above mentioned restructuring is 3.5 years; and the total debt outstanding after debt restructuring is Baht 8,220.9 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS 2006			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	53	1,740.0	Land, building, condominium, leasehold, share capital	1,729.3
Debt restructuring in various forms	4,939	16,890.4		
Total	4,992	18,630.4		

The weighted average tenure of the above mentioned restructuring is 3.3 years; and the total debt outstanding after debt restructuring is Baht 18,575.4 million.

For the quarters ended March 31, 2007 and 2006, the Bank recognized interest income from restructured debts amounting to Baht 1,411.0 million and Baht 1,817.7 million, respectively.

As at March 31, 2007 and December 31, 2006, the Bank had balance of loan to restructured debtors amounting to Baht 124,267.6 million and Baht 123,467.1 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters ended March 31, 2007 and 2006 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2007 and December 31, 2006, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	7,862.8	-	7,862.8	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,759.0	15,759.0	-	25,891.8	25,891.8
Borrowings under repurchased agreement	-	82.2	82.2	-	-	-
Others	242.1	-	242.1	186.3	-	186.3
Less Discount on borrowings	-	(6,836.2)	(6,836.2)	-	(6,988.6)	(6,988.6)
Total	8,104.9	9,005.0	17,109.9	8,049.1	18,903.2	26,952.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	March 31, 2007			December 31, 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	7,862.8	-	7,862.8	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,759.0	15,759.0	-	25,891.8	25,891.8
Others	242.1	-	242.1	186.3	-	186.3
Less Discount on borrowings	-	(6,836.2)	(6,836.2)	-	(6,988.6)	(6,988.6)
Total	8,104.9	8,922.8	17,027.7	8,049.1	18,903.2	26,952.3

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2007 and December 31, 2006, as follows :

Million Baht

Types	Currency	Maturity	Interest Rate	CONSOLIDATED FINANCIAL STATEMENTS Amount March 31, 2007	December 31, 2006
Short-term borrowings					
Bonds	THB	2007	4.625% - 4.75%	7,862.8	7,862.8
Unsecured subordinated notes	USD	2007	8.75%	-	9,639.5
Borrowings under repurchased agreement	MYR	2007	2.00% - 2.75%	82.2	-
Others	THB	2008	0.00%	1.3	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				7,946.3	17,359.1
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,759.0	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	240.8	186.3
Less Discount on borrowings				(6,836.2)	(6,845.4)
Total long-term borrowings				9,163.6	9,593.2
Total				17,109.9	26,952.3

Million Baht

Types	Currency	Maturity	Interest Rate	THE BANK'S FINANCIAL STATEMENTS Amount March 31, 2007	December 31, 2006
Short-term borrowings					
Bonds	THB	2007	4.625% - 4.75%	7,862.8	7,862.8
Unsecured subordinated notes	USD	2007	8.75%	-	9,639.5
Others	THB	2008	0.00%	1.3	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				7,864.1	17,359.1
Long-term borrowings					
Unsecured subordinated notes	USD	2016 - 2029	8.25% - 9.025%	15,759.0	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	240.8	186.3
Less Discount on borrowings				(6,836.2)	(6,845.4)
Total long-term borrowings				9,163.6	9,593.2
Total				17,027.7	26,952.3

5.5 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at March 31, 2007 and December 31, 2006, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	March 31, 2007	December 31, 2006
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

  1. Allocation of 1,339,502,106 ordinary shares as follows :

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

  2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

  3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.6 The appropriation of the profit and the dividends payment

On April 12, 2006, the meeting of the ordinary shareholders No. 13 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2005 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

- The payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

- The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

On August 24, 2006, the meeting of the Board of Directors of the Bank No. 9/2006 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006).

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 22, 2006.

- The net profit remaining after the appropriation of profit is Baht 2,958.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 22, 2006.

5.7 Commitments

As at March 31, 2007 and December 31, 2006, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,361.8	373.7	2,735.5	2,263.7	329.1	2,592.8
Guarantees of loans	513.5	5,318.8	5,832.3	509.2	6,005.9	6,515.1
Underwriting commitments	-	-	-	-	-	-
Other guarantees	71,054.2	14,897.2	85,951.4	71,102.9	12,759.1	83,862.0
Liability under unmatured import bills	474.8	10,822.1	11,296.9	561.2	9,563.9	10,125.1
Letters of credit	945.8	29,459.4	30,405.2	663.6	29,870.2	30,533.8
Foreign exchange agreements						
Bought	10,658.9	191,152.0	201,810.9	11,051.8	193,092.7	204,144.5
Sold	9,527.9	334,018.3	343,546.2	10,051.7	301,619.2	311,670.9
Interest rate agreements						
Bought	1,800.0	93.3	1,893.3	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	124,546.8	2,605.2	127,152.0	120,350.2	2,765.8	123,116.0
Others	-	4,487.5	4,487.5	2,427.0	12,338.3	14,765.3
Total	223,683.7	593,227.5	816,911.2	218,981.3	568,722.7	787,704.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2007			December 31, 2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,361.8	373.7	2,735.5	2,263.7	329.1	2,592.8
Guarantees of loans	513.5	5,101.6	5,615.1	479.2	5,997.2	6,476.4
Underwriting commitments	-	-	-	-	-	-
Other guarantees	71,022.1	14,324.3	85,346.4	71,102.9	12,173.2	83,276.1
Liability under unmatured import bills	474.8	10,666.0	11,140.8	561.2	9,450.2	10,011.4
Letters of credit	945.8	29,206.0	30,151.8	663.6	29,509.3	30,172.9
Foreign exchange agreements						
Bought	10,657.4	190,524.2	201,181.6	11,051.8	192,599.4	203,651.2
Sold	9,527.9	333,305.0	342,832.9	10,051.7	301,184.3	311,236.0
Interest rate agreements						
Bought	1,800.0	93.3	1,893.3	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Amount of unused bank overdraft	124,546.9	1,681.6	126,228.5	120,350.2	1,835.9	122,186.1
Others	-	4,487.5	4,487.5	2,427.0	12,338.3	14,765.3
Total	223,650.2	589,763.2	813,413.4	218,951.3	565,795.4	784,746.7

5.8 Litigation

As at March 31, 2007 and December 31, 2006, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.9 Related party transactions

As at March 31, 2007 and December 31, 2006, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at March 31, 2007 and December 31, 2006, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	MARCH 31, 2007 CONSOLIDATED FINANCIAL STATEMENTS	MARCH 31, 2007 THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	18,568.7	18,568.7	October 30, 1999 - December 31, 2025
Average month end balance	18,782.0	18,782.0	
Commitments			
Ending balance	2,140.2	2,140.2	April 30, 2006 - October 2, 2020
Average month end balance	2,396.8	2,396.8	
Other related parties			
Loans			
Ending balance	18,114.4	24,794.9	May 17, 2006 - November 17, 2025
Average month end balance	16,558.8	23,239.2	
Commitments			
Ending balance	9,784.8	9,786.3	March 30, 2007 - March 29, 2017
Average month end balance	8,700.4	8,702.5	

Million Baht

	DECEMBER 31, 2006 CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2006 THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	20,567.2	20,567.2	October 30, 1999 - December 31, 2025
Average month end balance	21,748.5	21,748.5	
Commitments			
Ending balance	2,194.4	2,194.4	April 30, 2006 - October 2, 2020
Average month end balance	1,911.6	1,911.6	
Other related parties			
Loans			
Ending balance	16,869.3	23,549.7	May 17, 2006 - November 17, 2025
Average month end balance	18,305.0	25,835.2	
Commitments			
Ending balance	5,830.5	5,839.2	August 22, 2006 - January 27, 2011
Average month end balance	3,137.4	3,140.5	

For the quarter ended March 31, 2007, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 12.5%, on money market loans were between 5.67% to 7.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2006, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 12.5%, on money market loans were between 5.67% to 6.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%. Determination of interest rates was dependent on the type of loans and collateral.

As at March 31, 2007 and December 31, 2006, the Bank had allowance for doubtful accounts of loans to related parties amounting to 6,643.5 million and Baht 6,591.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2007 and December 31, 2006 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at March 31, 2007 and December 31, 2006 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	6,680.5	6,680.5
Associated companies				
BSL Leasing Co., Ltd.	1,715.0	1,591.7	1,715.0	1,591.7
Thai Filament Finishing Co., Ltd.	166.2	166.3	166.2	166.3
Thai Polymer Textile Co., Ltd.	1,565.8	1,565.8	1,565.8	1,565.8
Thai Taffeta Textile Co., Ltd.	105.3	105.3	105.3	105.3

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Subsidiaries				
Bangkok Bank Berhad	-	-	-	1.6
Bualuang Securities Public Co., Ltd.	-	-	1.5	7.1
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	51.2	44.9	51.2	44.9
Thai Filament Finishing Co., Ltd.	16.1	24.7	16.1	24.7
Thai Polymer Textile Co., Ltd.	1.0	10.1	1.0	10.1
Thai Taffeta Textile Co., Ltd.	15.1	22.3	15.1	22.3

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at March 31, 2007 and December 31, 2006 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Bangkok Central Leasing Co., Ltd.	200.0	700.0	200.0	700.0
Thana Thep Printing Co., Ltd.	3.0	3.5	3.0	3.5
Toyota Leasing (Thailand) Co., Ltd.	1.2	1,765.0	1.2	1,765.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
ACL Bank Public Co., Ltd.	0.3	0.7	0.3	0.7
Asia Cement Public Co., Ltd.	435.3	435.3	435.3	435.3
Asia Lamp Industry Co., Ltd.	3.9	6.5	3.9	6.5
Aspac Co., Ltd.	4.8	-	4.8	-
Bangkok Central Leasing Co., Ltd.	129.7	134.9	129.7	134.9
National ITMX Co., Ltd.	0.4	0.4	0.4	0.4
Thana Thep Printing Co., Ltd.	0.8	0.8	0.8	0.8

As at March 31, 2007 and December 31, 2006, the Bank had deposits from related parties as follows :

	Million Baht	
	March 31, 2007	December 31, 2006
Subsidiaries		
BBL (Cayman) Limited	0.0	0.0
Bangkok Bank Berhad	13.2	29.9
Sinnsuptawee Asset Management Co., Ltd.	434.6	489.9
BBL Asset Management Co., Ltd.	6.0	30.8
Bualuang Securities Public Co., Ltd.	32.0	37.3
Associated companies		
BSL Leasing Co., Ltd.	8.5	0.9
Processing Center Co., Ltd.	51.7	48.6
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Filament Finishing Co., Ltd.	14.9	12.6
Thai Polymer Textile Co., Ltd.	31.0	27.2
Thai Taffeta Textile Co., Ltd.	5.2	6.6
Related restructured debtors	2,979.3	2,628.3
Other related parties	5,164.2	5,147.1

As at March 31, 2007 and December 31, 2006, the Bank had assets, liabilities and commitments with related parties, changing are summarized as follows :

	March 31, 2007	December 31, 2006	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	217.9	295.0	(77.1)
LOANS			
Subsidiaries	6,680.5	6,680.5	-
Associated companies	3,552.3	3,429.1	123.2
Related restructured debtors	18,568.7	18,729.9	(161.2)
Other related parties	14,562.1	15,277.5	(715.4)
Total	43,363.6	44,117.0	(753.4)
DEPOSITS			
Subsidiaries	485.8	587.9	(102.1)
Associated companies	111.3	95.9	15.4
Related restructured debtors	2,979.3	2,628.3	351.0
Other related parties	5,164.2	5,147.1	17.1
Total	8,740.6	8,459.2	281.4
BORROWINGS			
Subsidiaries	618.8	219.8	399.0
Related restructured debtors	59.3	59.3	-
Total	678.1	279.1	399.0
OTHER LIABILITIES			
Subsidiaries (Note 5.2)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	1.5	8.7	(7.2)
Associated companies	83.4	102.0	(18.6)
Related restructured debtors	2,140.2	2,137.4	2.8
Other related parties	9,701.4	5,785.5	3,915.9
Total	11,926.5	8,033.6	3,892.9

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at March 31, 2007 and December 31, 2006, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Subsidiaries				
Accrued interest receivable	-	-	30.6	24.8
Fees receivable	-	-	22.7	21.3
Accrued interest payable	-	-	1.5	1.8
Associated companies				
Accrued interest receivable	2.0	4.6	2.0	4.6
Accrued interest payable	0.3	1.2	0.3	1.2
Other related parties				
Accrued interest receivable	61.4	69.0	61.4	69.0
Accrued interest payable	28.4	72.8	28.4	72.8

For the quarters ended March 31, 2007 and 2006, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Subsidiaries				
Interest and discount received	-	-	141.1	92.7
Fees and service income	-	-	46.6	47.8
Dividend income	-	-	19.5	4.0
Other income	-	-	0.2	0.1
Interest paid	-	-	13.0	6.2
Other expenses	-	-	0.0	0.0
Associated companies				
Interest and discount received	21.8	28.5	21.8	28.5
Fees and service income	0.3	0.4	0.3	0.4
Dividend income	5.1	4.2	5.1	4.2
Other income	0.0	0.0	0.0	0.0
Interest paid	1.8	0.0	1.8	0.0
Other expenses	25.5	21.5	25.5	21.5
Other related parties				
Interest and discount received	498.5	476.0	498.5	476.0
Fees and service income	8.8	10.3	8.8	10.3
Interest paid	108.4	8.1	108.4	8.1
Other expenses	80.6	89.4	80.6	89.4

For the year ended December 31, 2006, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 231.0 million for Baht 223.4 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 7.6 million, there was no gain or loss to the Bank from these sale transactions. For the quarter ended March 31, 2007, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
"UNAUDITED"

		Million Baht
	2007	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(19.6)	443.6
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.0	0.1
Net income from disposal of securities for investment	-	(800.8)
Loss on impairment of properties foreclosed	-	138.4
Loss from operations before changes in operating assets and liabilities	(19.6)	(218.7)
Operating assets (increase) decrease		
Securities purchased under resale agreements	-	(380.0)
Notes receivable	0.2	(0.1)
Receivables from disposal and rental of properties	(0.0)	(4.8)
Properties foreclosed	10.7	18.8
Accrued interest receivable	0.2	0.0
Prepaid expenses	0.0	0.1
Advance payment	(0.0)	(0.0)
Accrued dividend	(55.9)	-
Income tax recoverable	(0.6)	(0.2)
Operating liabilities increase (decrease)		
Accrued expenses	1.2	(0.9)
Corporate tax payable	-	125.5
Deposits	0.8	5.8
Rental deposit for properties foreclosed	4.7	-
Deposit for properties foreclosed rental	(0.8)	-
Other liabilities	(1.0)	(0.1)
Net cash used in operating activities	(60.1)	(454.6)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale securities	-	2,145.3
Purchase of equipment	-	(0.1)
Net cash provided by investing activities	-	2,145.2
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loans from the parent company	-	(1,900.0)
Net cash used in financing activities	-	(1,900.0)
Net decrease in cash and cash equivalent items	(60.1)	(209.4)
Cash and cash equivalent items as at January 1,	466.0	243.1
Cash and cash equivalent items as at March 31,	405.9	33.7

5.10 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2007 and 2006 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS 2007	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,255.6	4,674.8	(2,547.7)	20,382.7
Interest expenses	(7,944.9)	(3,764.3)	2,547.7	(9,161.5)
Net interest income	10,310.7	910.5	-	11,221.2
Non-interest income	4,891.5	452.2	-	5,343.7
Non-interest expenses	(8,610.3)	(1,094.8)	-	(9,705.1)
Income before income tax	6,591.9	267.9	-	6,859.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS 2006	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,981.2	3,458.4	(1,710.1)	16,729.5
Interest expenses	(4,628.5)	(2,595.7)	1,710.1	(5,514.1)
Net interest income	10,352.7	862.7	-	11,215.4
Non-interest income	6,542.5	452.4	-	6,994.9
Non-interest expenses	(9,105.2)	(958.3)	-	(10,063.5)
Income before income tax	7,790.0	356.8	-	8,146.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS 2007	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,367.6	4,516.1	(2,539.0)	20,344.7
Interest expenses	(7,949.3)	(3,701.6)	2,539.0	(9,111.9)
Net interest income	10,418.3	814.5	-	11,232.8
Non-interest income	4,668.0	430.1	-	5,098.1
Non-interest expenses	(8,447.7)	(1,027.6)	-	(9,475.3)
Income before income tax	6,638.6	217.0	-	6,855.6

	Domestic Operations	Foreign Operations	Elimination	Total
	THE BANK'S FINANCIAL STATEMENTS 2006 (Million Baht)			
Interest and dividend income	15,063.0	3,324.9	(1,709.0)	16,678.9
Interest expenses	(4,633.8)	(2,545.5)	1,709.0	(5,470.3)
Net interest income	10,429.2	779.4	-	11,208.6
Non-interest income	5,450.5	429.7	-	5,880.2
Non-interest expenses	(8,761.9)	(906.7)	-	(9,668.6)
Income before income tax	7,117.8	302.4	-	7,420.2

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.11 Capital fund

Capital fund as at March 31, 2007 and December 31, 2006 are as follows :

	March 31, 2007	December 31, 2006
	Million Baht	
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	11,000.0	11,000.0
Other reserves	26,500.0	26,500.0
Retained earnings after appropriation	2,958.3	2,958.3
Others	(1,169.9)	(1,341.4)
	114,723.0	114,551.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,402.9	3,511.4
Provision for normal assets	4,554.8	4,600.2
Unrealized gain (net) on equity security revaluation-available-for-sale	2,726.2	2,726.2
Long-term subordinated debt instruments		
Unsecured subordinated notes	9,504.5	9,811.4
	27,125.8	27,586.6
Total regulatory capital before deductions	141,848.8	142,138.1
Deductions	(217.2)	-
Total regulatory capital	141,631.6	142,138.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at March 31, 2007 and December 31, 2006, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	March 31, 2007	December 31, 2006
Total capital	14.4	14.5
Tier 1 capital	11.6	11.7
Tier 2 capital	2.8	2.8

5.12 Events after the balance sheet date

Significant resolutions that were approved at the 14th ordinary shareholders' meeting convened on April 12, 2007 may be summarized as follows :

- Approval of the appropriation of profit and the payment of dividend for the year 2006

  - The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

  - The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

  - The net profit remaining after the appropriation of profit is Baht 2,853.3 million.

- Approval of the issuance and offer for sale of bonds

  The shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds.

The Board of Directors or the Board of Executive Directors shall be empowered to consider conditions and other details for the issue and offering of the bonds.

5.13 Approval of the financial statements

On May 10, 2007, the Audit Committee and the Board of Executive Directors have approved and authorized these financial statements for issue.

END